

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 22, 2016

Thomas DiVittorio
Chief Financial Officer
Genesis Healthcare Inc.
101 East State Street
Kennett Square, Pennsylvania

      Re: **Genesis Healthcare, Inc.**
            Form 8-K Dated August 4, 2016
            Response Dated October 5, 2016
            File No. 1-33459

Dear Mr. DiVittorio:

      We have reviewed your response to our September 23, 2016 comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response, we may have additional comments.

<u>Exhibit 99.1</u>

      We have read your response to the comment and we believe that your non-GAAP presentation of EBITDAR, that excludes lease expense, is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise in your next earnings release.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Christine Adams, Staff Accountant, at (202) 551-3363 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications